Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to

Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(US$ in millions except ratios)
Earnings(1)
Pretax income before noncontrolling interests	$145	$1,537	$1,201	$522	$488
plus: Fixed Charges	443	503	449	345	293
Amortization of capitalized interest	16	13	11	10	8
Distributed income of equity investees	5	4	12	1	2
less: Capitalized interest	(26)	(18)	(15)	(14)	(12)
Preferred stock dividends	(78)	(78)	(40)	(4)	—
Earnings:	$505	$1,961	$1,618	$860	$779
Fixed Charges(1)
Capitalized interest	$26	$18	$15	$14	$12
Expensed interest	283	361	353	280	231
plus: Amortized premiums, discounts and capitalized debt expenditures	15	6	6	6	12
Estimate of interest within rental expense	41	40	35	41	38
Preferred stock dividends	78	78	40	4	—
Fixed charges:	$443	$503	$449	$345	$293
Ratio of Earnings/Fixed Charges	1.14	3.90	3.60	2.49	2.66

(1)                                  For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income before noncontrolling interests in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of the registrant and consolidated subsidiaries